                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Hooper Holmes, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, $.04 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    439104100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.439104100
           ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James M. McNamee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,687,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             925,129
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,687,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          925,129
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,612,629
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

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ITEM 1.

      (a)  Name of Issuer:

           The issuer of the securities with respect to which this amended statement on Schedule 13G (the "Statement") is being filed is Hooper Holmes, Inc., a New York corporation (the "Issuer").
--------------------------------------------------------------------------------
      (b)  Address of Issuer's Principal Executive Offices:

           170 Mt. Airy Road
           Basking Ridge, New Jersey  07920
--------------------------------------------------------------------------------
ITEM 2.

      (a)  Name of Person Filing:

           James M. McNamee
--------------------------------------------------------------------------------
      (b)  Address of Principal Business Office, or if None, Residence:

           170 Mt. Airy Road
           Basking Ridge, New Jersey  07920
--------------------------------------------------------------------------------
      (c)  Citizenship:

           United States
--------------------------------------------------------------------------------
      (d)  Title of Class of Securities:

           Common stock, par value $0.04
--------------------------------------------------------------------------------
      (e)  CUSIP Number:

           439104100
--------------------------------------------------------------------------------

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C.
         78c).
     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [ ] An investment adviser in accordance with
         (SS)240.13d-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with
         (SS)240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with
         (SS)240.13d-1(b)(1)(ii)(G).
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
     (j) [ ] Group, in accordance with (SS)240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

             (a)   Amount Beneficially Owned:   3,612,629  (1)
                                             ----------------------
             (b)   Percent of Class:   5.38% (2)
                                    ----------------
             (c)   Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:                   2,687,500
                                                                           -----------------
             (ii)  shared power to vote or to direct the vote:                   925,129
                                                                           -----------------
             (iii) sole power to dispose or to direct the disposition of:      2,687,500
                                                                           -----------------
             (iv)  shared power to dispose or to direct the disposition of:      925,129
                                                                           -----------------

     (1) Includes 784,329 shares of common stock held by Mr. McNamee and his spouse Patricia as joint tenants, 140,800 shares held by Mr. McNamee's spouse Patricia, and 2,687,500 shares underlying options that are currently exercisable or which will become exercisable within 60 days of the Event Date.

     (2) Based upon 64,470,715 shares of common stock outstanding as of the Event Date, plus 2,687,500 shares underlying options held by Mr. McNamee that are currently exercisable or which will become exercisable within 60 days of the Event Date.

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                  [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Mr. McNamee's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 925,129 of the 3,612,629 shares of common stock beneficially owned by Mr. McNamee, representing less than five percent of the outstanding shares of common stock, based on 64,470,715 shares outstanding as of the Event Date.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certification.

     Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                ________________________________
                                                              Date

                                                      /s/ James M. McNamee
                                                --------------------------------
                                                            Signature

                                                        James M. McNamee
                                                --------------------------------
                                                     Chairman, President and
                                                     Chief Executive Officer